Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 - 7010

October 11, 2017

By Facsimile and EDGAR

Dear Mr. Decker,

Re:	Gold Fields Limited

Form 20-F for the year ended December 31, 2016

Filed on April 5, 2017

File No. 001-31318

We refer to your comment letter (the “Comment Letter”) dated August 8, 2017, the Company’s response to the Comment Letter dated September 5, 2017 as well as a subsequent teleconference call on September 20, 2017 setting forth the comments of the (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2016 Form 20-F”) of Gold Fields Limited (the “Company”).

The Staff requested further clarity to submissions made in the Company’s response to the comment letter dated September 5, 2017. The Staff requested additional information relating to comment 4 of the Comment letter, the comment is outlined below:

Note 4.6 Amortisation and Depreciation of Mining Assets, page F-13

1.	Please disclose the type(s) of Resources (measured, indicated and/or inferred) included in your amortisation and depreciation base. In addition, disclose the nature of the judgments and estimates made by management in determining the useful lives and amortisation and depreciation of your mining assets providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy. Please also disclose your history of converting Resources into Reserves.

Response

The Company refers to the correspondence filed on EDGAR on September 5, 2017 which should be read with the response below.

The Staff requested that the Company provides the split of inferred resources and endowment ounces per mine at the Australian operations. The amounts included in the depreciation and amortisation calculation at 31 December 20161, including the split between inferred resources and endowment ounces, are as follows:

St Ives:

All ounces in 000’s	Total	Factor	Ounces
Reserves	1 542	100%	1 542
Less ore stocks[2]	(81)	100%	(81)
Inferred Resources	912	37.5%	342
Endowment	143 408	1.9%	2 699

Total for depreciation and amortisation			4 502

[1]	The 2016 financial year depreciation charge is based on the LoM ounces at 31 December 2015.
[2]	Ore stocks are excluded from the depreciation denominator as they have already been mined but not yet processed and the numerator used in the depreciation calculation is ounces mined.

Agnew:

All ounces in 000’s	Total	Factor	Ounces
Reserves	670	100%	670
Less ore stocks[2]	(5)	100%	(5)
Inferred Resources	835	17.2%	144
Endowment	84 006	0.9%	778

Total for depreciation and amortisation			1 587

Granny Smith:

All ounces in 000’s	Total	Factor	Ounces
Reserves	1 310	100%	1 310
Less ore stocks[2]	(4)	100%	(4)
Inferred Resources	1 969	0%	—
Endowment	6 134	13.5%	828

Total for depreciation and amortisation			2 134

Background

The Staff requested further information relating to the difference between inferred resources and endowment ounces and further detail relating to the determination of ounces to be included in the depreciation and amortisation calculation as endowment ounces.

An understanding of the technical difference and methods applied to identifying and differentiating between inferred resource ounces and endowment ounces as used in the depreciation and amortisation calculation is important and is explained further in the section below.

The SAMREC code (2016 Edition), to which GFL reports on as primary JSE listing rules, for the reporting of exploration results, mineral resources and mineral reserves provides a list of the main criteria that must be considered and reported on based on materiality, transparency and competency. An Inferred resource is that part of the resource for which tons and grade are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify grade quality and continuity. An Inferred resource has a lower level of confidence than that applying to an Indicated resource and may not be converted to a Reserve. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated Resources with continued exploration (see table above).

In other words, Inferred ounces are supported by a level of data which implies geological and grade continuity and these resource ounces are viewed as SAMREC compliant.

In contrast, endowment ounces are the future potential ounces that are expected to be discovered based on active exploration programmes and results to date as well as the generic models generated by mineral exploration programmes. Due to reduced confidence levels associated with limited exploration data, which is normally acquired as part of ongoing exploration, the endowment ounces do not form part of the formal statutory Resource and Reserve declaration. Consequently, endowment ounces do not meet the requirements to be declared as resources in terms of SAMREC guidance for Resource and Reserve declaration. However, it is important to note that endowment ounces are still based on relevant geological data and information relating to the mineral property and may include survey, geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, and assaying, mineralogical, metallurgical and other information where available. As part of the procedures in place, there must be as a minimum some physical evidence for the existence and assumed continuity of the mineralisation on the property of interest.

Despite reflecting endowment ounces at the lower end of the ‘confidence’ spectrum, endowment does provide an essential longer term view of a mineral property’s economic potential for strategic and operational decision making and investment decisions. The endowment potential is the key initial anchor point for profiling the nature and type of mineralisation inherent to a mineral property reflected by earlier stage exploration. In other words, endowment is a concept of mineralisation with an estimate of the exploration potential of a mineral deposit in a defined geological setting, quoted as tonnes and grade related to mineralisation for which there has been insufficient exploration to warrant a mineral resource/reserve.

An explanation of how the endowment ounces are estimated for purposes of inclusion in the depreciation and amortisation calculation are outlined below.

The ExMS (‘Exploration Management System’) system was developed by Gold Fields to assist Exploration Managers with the evaluation and ranking of exploration targets, which effectively are pre-resource or endowment prospects, on both geological and economic criteria. The system is framed by a business model for exploration which seeks to maximise the economic return on exploration investment by accounting for several main criteria:

1.	The physical characteristics and geological style / potential of individual targets;

2.	Assumptions with respect to future revenue, costs, mining and processing factors;

3.	Assumptions with respect to the probability of ounces advancing to mine production after investment in drilling, resource conversion and mine planning; and

4.	An exploration strategy and appropriate funding to convert and bring the endowment ounces into the formal Resources and Reserves over time.

Mineral exploration targets exist across a spectrum of uncertainty or confidence ranging from ‘untested concepts’ for potentially economic mineralisation in the ground with little supporting information, through to mineralisation defined by detailed grade control processes in current mining operations which would be classified as a Measured Mineral Resource (SAMREC).

For the purposes of exploration portfolio management and evaluation in the ExMS, targets are classified into stages/milestones according to the level of exploration activity and development completed (Refer Addendum I).

Determination of endowment ounces

Each target in the ExMS is defined by physical dimensions, density and grade which is informed by available data (where available e.g. at Milestone 3), or by geological analogues of existing deposits, or by other systematic exploration concepts of potential mineralisation. Each target is then subject to economic evaluation, which provides for the exclusion of the uneconomic targets, and may reduce the size of the targets that remain economic. The sum of all positively evaluated targets at each Milestone group is then subject to the probability factor evaluation which reflects the future probability assumption for contained metal per target reaching eventual mine production from that Milestone.

Some economic parameters are reviewed to reflect expected mining costs and are embedded in the system (e.g. metal price, discount rate, royalty rates, general and administration costs, transport and processing costs) while others vary with the physical characteristics of the target (e.g. geometry and depth). The Exploration Manager is responsible for ensuring that the size and grade of individual targets are appropriate.

Milestone 4 endowment is not directly analogous to Reported Mineral Resources, as these ounces are reported under a different gold price assumption, and on a different basis with respect to mining dilution and recovery. For the purposes of determining the ounces to be included in the depreciation and amortisation calculations, both Resource and Endowment gold prices are aligned to the Reserves gold price.

Factors which account for and represent the future probability of economically viable metal in each Milestone (stage gate) advancing ultimately to mine production are applied to calibrate and generate an estimated “Reserve equivalent” contribution from each Milestone stage.

It is not possible to unequivocally determine correct probabilities in advance, but the approach is followed that provides ‘reasonableness and conservatism’ to framing the potential of endowment ounces for reaching future Reserve status. The robustness of probability assumptions rests with the Exploration Manager in the first instance but is discussed and agreed with peers and Exploration/ Mineral Resources management.

This approach and framework seeks to model the business of exploration in a way that recognises and manages inherent uncertainty under technical terms that provide a level of consistency for future decision making on a mine site.

There is a lower confidence associated with the endowment ounces estimate due to their continuous evolution as a result of ongoing exploration drilling programs and them being subject to a number of dynamic criteria and assumptions. Due to this dynamic system of endowment determination, the status of endowment is not reconciled in detail against resource and reserve growth on an annual basis but is compared on a since acquisition basis. Endowment ounces because of their very nature are based on early stage, limited data exploration results and models generated by mineral exploration programmes. The endowment ounces are therefore not subject to detailed verification, but are peer reviewed by the Exploration Manager on a mine level and by the Vice President: Exploration (Australia) and the Regional Mineral Resources Manager (Australia) on a regional level. The purpose of their review, through applying their judgement, expertise and knowledge of the operations, is to ensure that the endowment ounces are reasonable and conservative in order to apply an appropriate useful life for depreciation and amortisation purposes.

Although there must be as a minimum some physical evidence for the existence and assumed continuity of the mineralisation and geological assessment on the target of interest, there is still insufficient empirical data to profile endowment ounces at the necessary level of confidence prescribed by SAMREC. Validation and verification of the property’s future endowment base and its potential to deliver is, however, well demonstrated over time (multi decade periods) as production depleted reserves are consistently replaced through ongoing systematic and funded exploration programmes with discovery, and conversion of resources to reserves, which is well exhibited over time by St Ives, Agnew and Granny Smith mines.

The final annual update of the ExMS system and the endowment inventory itself is an integrated part of the overall Exploration and Resource and Reserve value chain and it remains an important phase undertaken annually to recalibrate the targets and project rankings in order to direct exploration funding and exploration activities, aimed at maintaining traction on a robust project pipeline, to deliver reserve replacement ounces on a sustained basis. During the year, all targets are routinely updated by the exploration geologists and evaluated as part of normal exploration reviews.

In summary, future endowment ounces are profiled to provide a foundational assessment of a mineral property’s realistic and reasonable future potential with continued exploration. Without this important component the value chain from exploration to resource and finally to reserve and mining would be poorly represented with the concern being that orogenic style properties typical of the Gold Fields Western Australian assets would reflect significantly curtailed ‘useful lives’ with unrealistic shortened life of mine profiles. The impact would be depreciation and amortisation calculations that do not appropriately recognise and enable appropriate decisions supporting the strategic and extension of the estimated ‘useful lives’ as supported by long historical track records on discovery and continuity based on extensive empirical data.

Historic conversion

The Staff requested that the Company provide a five-year history of conversion from inferred resources and endowment to Reserves at the Australian operations.

As with any management estimate, historic results are used in order to evaluate the accuracy of past estimates and to make adjustments to future estimation techniques. The estimation of the useful life of the asset is a matter of judgement based on the technical knowledge and track record of the entity and experience gained from similar assets.

The mineral rights were capitalised at cost on acquisition based on the purchase price allocation performed at the time of acquisition, plus any subsequent acquisition costs. At the time the investment decision was made, significant value was attributed to ounces beyond Proved and Probable Reserves, albeit at incrementally lower confidence levels, due to the nature of the Western Australian ore bodies and this value was capitalised as part of the above assets. As management valued the mineral rights on a valuation method including endowment ounces, these mineral rights should be depreciated over endowment ounces as this is the best estimate of the useful life of the mineral rights. When evaluating the reliability of historic estimates management assess the conversion of endowment ounces since acquisition and not on an annual basis as this provides a more consistent and reliable trend of historic conversion.

As with Reserves and Resources the endowment ounces are reviewed annually and can be impacted by changes in gold price, mining rates, increases in mining costs due to inflationary pressure and new exploration results. The below change in estimates are reflective of exploration results, geological modelling, changes in gold prices and costs.

The Inferred resources and endowment ounces, included in the tables below, have been factorised by applying the different milestone definitions and their applicable conversion percentages.

St Ives:

In order to provide context, outlined in the table below is the total conversion of Inferred resources and endowment into reserves over the life of the operation.

All amounts in’000 ounces

	OB - 2002	Conversion to/(from)	Change in estimate	Depletion[3]	CB - 2016
Reserves excl stock piles	1 938	7 193	—	(7 498)	1 633
Inferred resources and endowment	3 932	(7 193)	5 728	—	2 467

Total	5 870	—	5 728	(7 498)	4 100

The above table demonstrates a strong historic trend of successful conversion of Inferred resources and endowment ounces into reserves. Over the life of the operation the inferred resources and endowment have increased by 176% from 3 261 in excess of opening endowment (3 932 – 7 193) koz’s to 2 467 koz’s.

Outlined in the tables below is a five-year history, shown year by year, of conversion from inferred resources and endowment to Reserves and changes in estimates of inferred resources and endowment at the operation.

All amounts in ’000 ounces

	OB – 2012	Conversion to/(from)	Change in estimate	Depletion	CB – 2012
Reserves excl stock piles	2 603	49	—	(462)	2 190
Inferred resources and endowment	6 340	(49)	(267)	—	6 024

Total	8 943	—	(267)	(462)	8 214

All amounts in ’000 ounces

	OB – 2013	Conversion to/(from)	Change in estimate	Depletion	CB – 2013
Reserves excl stock piles	2 190	109	—	(435)	1 864
Inferred resources and endowment	6 024	(109)	(700)	—	5 215

Total	8 214	—	(700)	(435)	7 079

All amounts in ’000 ounces

	OB – 2014	Conversion to/(from)	Change in estimate	Depletion	CB – 2014
Reserves excl stock piles	1 864	172	—	(381)	1 655
Inferred resources and endowment	5 215	(172)	(1 552)	—	3 491

Total	7 079	—	(1 552)	(381)	5 146

All amounts in ’000 ounces

	OB – 2015	Conversion to/(from)	Change in estimate	Depletion	CB – 2015
Reserves excl stock piles	1 655	147	—	(341)	1 461
Inferred resources and endowment	3 491	(147)	(303)	—	3 041

Total	5 146	—	(303)	(341)	4 502

[3]	Depletion of reserves relates to ounces mined not processed for the purposes of the depreciation and amortisation calculation.

All amounts in ’000 ounces

	OB – 2016	Conversion to/(from)	Change in estimate	Depletion	CB – 2016
Reserves excl stock piles	1 461	576	—	(404)	1 633
Inferred resources and endowment	3 041	(576)	2	—	2 467

Total	4 502	—	2	(404)	4 100

Outlined in the table below is a summary of the five-year history of conversion from inferred resources and endowment to Reserves and changes in estimates of inferred resources and endowment at the operation.

All amounts in ’000 ounces

	OB – 2012	Conversion to/(from)	Change in estimate	Depletion	CB – 2016
Reserves excl stock piles	2 603	1 053	—	(2 023)	1 633
Inferred resources and endowment	6 340	(1 053)	(2 820)	—	2 467

Total	8 943	—	(2 820)	(2 023)	4 100

In the above summary table of the last five years, the inferred resources and endowment after conversion have decreased by 53% from 5 287 (6 340 – 1 053) koz’s to 2 467 koz’s. This is due to greater variability in annual estimates of endowment as exploration success is often not linear and is a function of the specific areas being explored and the nature of orogenic dispersed non continuous mineralised zones.

The 2016 stand-alone table provides a good example of the positive impact a successful year of exploration can have on the Reserves, inferred resources and endowment ounces. In 2016, the inferred resources and endowment after conversion have increased marginally from 2 465 (3 041 – 576) koz’s to 2 467 koz’s.

Due to the timing of the exploration results it is difficult to assess reliability of the endowment estimate on an annual basis. As discussed earlier in the note, over the life of the operation the inferred resources and endowment have increased by 176%.

Agnew:

In order to provide context, outlined in the table below is the total conversion of Inferred resources and endowment into reserves over the life of the operation.

All amounts in’000 ounces

	OB - 2002	Lawlers addition[4]	Conversion	Change in estimate	Depletion[6]	CB - 2016
Reserves excl stock piles	551	311	2 837	—	(3 193)	506
Inferred resources and Endowment	718	567	(2 837)	2 617	—	1 065

Total	1 269	878	—	2 617	(3 193)	1 571

The above table demonstrates a strong historic trend of successful conversion of Inferred resources and endowment ounces into reserves. Over the life of the operation the endowment ounces have increased by 169% from 1 552 in excess of opening endowment (1 285 – 2 837) koz’s to 1 065 koz’s.

Outlined in the tables below is a five-year history, shown year by year, of conversion from inferred resources and endowment to Reserves and changes in estimates of inferred resources and endowment at the operation.

All amounts in ’000 ounces

	OB – 2012	Conversion to/(from)	Change in estimate	Depletion	CB – 2012
Reserves excl stock piles	1 285	36	—	(178)	1 143
Inferred resources and endowment	2 316	(36)	(854)	—	1 426

Total	3 601	—	(854)	(178)	2 569

[4]	The Lawlers mine was acquired in 2013 and has been included as part of the Agnew operations since.

All amounts in ’000 ounces

	OB – 2013	Conversion to/(from)	Change in estimate	Depletion	CB – 2013
Reserves excl stock piles	1 143	20	—	(214)	949
Inferred resources and endowment	1 426	(20)	166	—	1 572

Total	2 569	—	166	(214)	2 521

All amounts in ’000 ounces

	OB – 2014	Conversion to/(from)	Change in estimate	Depletion	CB – 2014
Reserves excl stock piles	949	188	—	(277)	860
Inferred resources and endowment	1 572	(188)	(306)	—	1 078

Total	2 521	—	(306)	(277)	1 938

All amounts in ’000 ounces

	OB – 2015	Conversion to/(from)	Change in estimate	Depletion	CB – 2015
Reserves excl stock piles	860	42	—	(247)	655
Inferred resources and endowment	1 078	(42)	(115)	—	921

Total	1 938	—	(303)	(247)	1 586

All amounts in ’000 ounces

	OB – 2016	Conversion to/(from)	Change in estimate	Depletion	CB – 2016
Reserves excl stock piles	655	96	—	(245)	506
Inferred resources and endowment	921	(96)	240	—	1 065

Total	1 586	—	240	(245)	1 571

Outlined in the table below is a summary of the five-year history of conversion from inferred resources and endowment to Reserves and changes in estimates of inferred resources and endowment at the operation.

All amounts in ’000 ounces

	OB – 2012	Conversion to/(from)	Change in estimate	Depletion	CB – 2016
Reserves excl stock piles	1 285	382	—	(1 161)	506
Inferred resources and endowment	2 316	(382)	(869)	—	1 065

Total	3 601	—	(869)	(245)	1 571

In the above summary table of the last five years, the inferred resources and endowment after conversion have decreased by 45% from 1 934 (2 316 – 382) koz’s to 1 065 koz’s. This is due to greater variability in annual estimates of endowment as exploration success is often not linear and is a function of the specific areas being explored and the nature of orogenic dispersed non continuous mineralised zones.

The 2016 stand-alone table provides a good example of the positive impact a successful year of exploration can have on the reserves, inferred resources and endowment ounces. In 2016, the inferred resources and endowment after conversion have increased by 29% from 825 (921 – 96) koz’s to 1 065 koz’s.

Due to the timing of the exploration results it is difficult to assess reliability of the endowment estimate on an annual basis. As discussed earlier in the note, over the life of the operation the inferred resources and endowment have increased by 169%.

Granny Smith5:

In order to provide context, outlined in the table below is the total conversion of Inferred resources and endowment into reserves over the life of the operation.

All amounts in’000 ounces

	OB - 2013[6]	Conversion	Change in estimate	Depletion[6]	CB - 2016
Reserves excl stock piles	902	1 826	—	(1 054)	1 674
Inferred resources and Endowment	1 280	(1 826)	1 887	—	1 341

Total	2 182	—	1 887	(1 054)	3 015

The above table demonstrates a strong historic trend of successful conversion of Inferred resources and endowment ounces into reserves. Over the life of the operation the inferred resources and endowment have increased by 147% from 546 in excess of opening endowment (1 280 – 1 826) koz’s to 1 341 koz’s.

Outlined in the tables below is a four-year history (since acquisition), shown year by year, of conversion from inferred resources and endowment to Reserves and changes in estimates of inferred resources and endowment at the operation.

All amounts in ’000 ounces

	OB – Oct 13	Conversion to/(from)	Change in estimate	Depletion	CB – 2013
Reserves excl stock piles	902	—	—	(74)	828
Inferred resources and endowment	1 141	—	—	—	1 141

Total	2 043	—	—	(74)	1 969

All amounts in ’000 ounces

	OB – 2014	Conversion to/(from)	Change in estimate	Depletion	CB – 2014
Reserves excl stock piles	828	373	—	(349)	852
Inferred resources and endowment	1 141	(373)	453	—	1 221

Total	1 969	—	453	(349)	2 073

All amounts in ’000 ounces

	OB – 2015	Conversion to/(from)	Change in estimate	Depletion	CB – 2015
Reserves excl stock piles	852	762	—	(308)	1 306
Inferred resources and endowment	1 221	(762)	369	—	828

Total	2 073	—	369	(341)	2 134

All amounts in ’000 ounces

	OB – 2016	Conversion to/(from)	Change in estimate	Depletion	CB – 2016
Reserves excl stock piles	1 306	691	—	(323)	1 674
Inferred resources and endowment	828	(691)	1 204	—	1 341

Total	2 134	—	1 204	(404)	3 015

Outlined in the table below is a summary of the four-year history (since acquisition) of conversion from inferred resources and endowment to Reserves and changes in estimates of inferred resources and endowment at the operation.

	OB – 2013[7]	Conversion	Change in estimate	Depletion[6]	CB - 2016
Reserves excl stock piles	902	1 826	—	(1 054)	1 674
Inferred resources and Endowment	1 280	(1 826)	1 887	—	1 341

Total	2 182	—	1 887	(1 054)	3 015

[5]	Granny Smith was acquired in September 2013, as a result a roll forward of is only available from the 31 December 2013 Reserves and Resources declaration.
[6]	Granny Smith mine was acquired in 2013.

In the above summary table of the last four years (since acquisition), the inferred resources and endowment after conversion have decreased by 147% from 546 in excess of opening endowment (1 280 – 1 826) koz’s to 1 341 koz’s. This is due to greater variability in annual estimates of endowment as exploration success is often not linear and is a function of the specific areas being explored and the nature of orogenic dispersed non continuous mineralised zones.

Due to the timing of the exploration results it is difficult to assess reliability of the endowment estimate on an annual basis as is clearly evidenced in the above tables. The 2016 stand-alone table provides a good example of the positive impact a successful year of exploration can have on the reserves, inferred resources and endowment ounces. In 2016, the inferred resources and endowment after conversion have increased by 152% from 607 in excess of opening endowment (1 280 – 1 887) koz’s to 1 341 koz’s.

Due to the timing of the exploration results it is difficult to assess reliability of the endowment estimate on an annual basis. As discussed earlier in the note, over the life of the operation the inferred resources and endowment have increased by 147%.

Impact of change in useful life

From the tables below, it is clear that the difference in useful lives, between using a denominator of reserves only and a denominator including ounces beyond reserves (endowment), to depreciate the mineral rights at the Australian operations is not significant to the depreciation charge for the Group of USD679.2 million in the 2016 financial year (2015: USD609.9 million and 2014: USD656.7 million) and to the property, plant and equipment of the Group of USD4 547.8 million at December 31, 2016 (2015: USD4 312. 4 million). Refer to the Company’s response to the comment letter dated September 5, 2017 for detailed roll forwards of the impact.

Amortisation and depreciation:

All amounts in USD’million

Financial year	Current policy[7]	Reserves only	Difference	Total Group	Percentage Difference
2016	20.9	28.7	7.8	679.2	1.1%
2015	18.3	28.7	10.4	609.9	1.7%
2014	20.6	45.5	24.9	656.7	3.8%

Property, plant and equipment, net book value:

All amounts in USD’million

Financial year	Current policy[2]	Reserves only	Difference	Total Group	Percentage Difference
2016	179.8	66.8	113.0	4 547.8	2.5%
2015	201.2	95.3	105.9	4 312.4	2.5%

*****

[7]	Includes Reserves and a portion of Inferred Resources and endowment.

Supplemental Information

Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 562 9796 or via e-mail at pauls@goldfields.com.

Sincerely

/s/ Paul A. Schmidt

Paul Schmidt

Chief Financial Officer

Gold Fields Limited

cc:	Blaise Rhodes, Securities and Exchange Commission Nicholas Holland, Gold Fields Limited Taryn Harmse, Gold Fields Limited Thomas B. Shropshire, Jr., Linklaters LLP

Addendum I

Planning Cycle
Mineral Resource Activities
January
February
March
April
May
June
July
August
September
October
November
December
Reserves
Ops Plan
Strat Plan
Scenario Planning
Mineral Inventory
Reserves & Resources
Strategic Planning
Stage 1 Work
Project Generation
-Concepts
-Geological Models
-Data Sets
-Targeting Parameters
Milestone 1
TARGET DEFINED & LEASE ACQUIRED
Stage 2 Work
Anomaly Definition
• Reconnaissance & Mapping
• 1st Pass Geochemistry and Geophysics
• Experimental Techniques
• Stratigraphic Mapping
Milestone 2
ANOMALY DEFINED
Stage 3 Work
Drill Target Definition
• Detailed Geochemistry & Geophysics
• Refined Geological Model
• Economic Bedrock Intersection
• Orientation Defined
Milestone 3
DRILL TARGET DEFINED
Stage 4 Work
Inferred Resource Definition
• Detailed Drilling
• Downhole Geophysics
• Geological Modelling
• Resource Modelling
Milestone 4
INFERRED RESOURCE
Stage 5 Work
Indicated Resource
• Detailed Drilling
• Revised Modelling
• Other Studies
Milestone 5
INDICATED RESOURCE
Stage 6 Work
Ore Reserve
• Mine Design
• Pre Feasibility Study
Milestone 6
ORE RESERVE
Mining
• Grade Control Diamond Drilling
• Grade Control Sampling
• Geology Mapping
• Reconciliation
Typically 9-12 months
Typically 3-9 months
Scoping Study
Pre-feasibility
Feasibility
Ore Reserve Statement
Extensional Exploration
ST IVES GOLD MINE
Mineral Resource Functions
Mineral Resource Department
Exploration
Mining
Resource Development
Strategic Planning (long-term)
GOLD FIELDS